ACCELERIZE NEW MEDIA, INC.
6477 HIGHWAY 93 SOUTH
SUITE 303
WHITEFISH, MONTANA 59937
(406) 892-2161

May 7, 2007

By EDGAR and Facsimile No. (202) 772-9209

Karen J. Garnett
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Accelerize New Media, Inc.
Registration Statement on Form SB-2
Filed December 22, 2006, amended January 31, 2007, April 17, 2007 and April 30,  2007 (the "Registration Statement")
File No. 333-139586

Dear Ms. Garnett:

Accelerize New Media, Inc. (“Accelerize”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on May 9, 2007, at 11:00 a.m., EST, or as soon thereafter as is practicable.

Accelerize acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Accelerize from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	Accelerize may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Karen J. Garnet
May 7, 2007

Accelerize understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that Accelerize is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

/s/ Brian Ross

By: Brian Ross
Title: President, Chief Executive Officer and Secretary

cc:	Michael McTiernan, Esq. United States Securities and Exchange Commission Truman J. Bidwell, Esq. Sullivan & Worcester LLP